UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
INVITROGEN CORPORATION

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
46185R100

(CUSIP Number)
Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 24, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	46185R100	Page	2	of	11	Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,296,630 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,296,630 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,296,630 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No.	46185R100	Page	3	of	11	Pages

1	NAME OF REPORTING PERSON S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,296,630 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,296,630 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,296,630 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No.	46185R100	Page	4	of	11	Pages

1	NAME OF REPORTING PERSON CR Intrinsic Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,975,200* (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,975,200* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,975,200* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No.	46185R100	Page	5	of	11	Pages

1	NAME OF REPORTING PERSON CR Intrinsic Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Anguilla

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,975,200* (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,975,200* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,975,200* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No.	46185R100	Page	6	of	11	Pages

1	NAME OF REPORTING PERSON Sigma Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		900,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

900,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

CUSIP No.	46185R100	Page	7	of	11	Pages

1	NAME OF REPORTING PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,171,830 * (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,171,830 * (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,171,830 * (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on July 1, 2008 (the “Original Schedule 13D” and, together with this Amendment No. 1, are collectively referred to herein as the “Schedule 13D”). This Amendment No. 1 relates to shares of common stock, $0.01 par value per share, of Invitrogen Corporation, a Delaware corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer.
Item 2. Source and Amount of Funds or Other Consideration.
Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) This statement is filed by:
     (i) S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC (“SAC Associates”), S.A.C. Select Fund, LLC (“SAC Select”) and S.A.C. MultiQuant Fund LLC (“SAC MultiQuant”);
     (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”) with respect to shares of Common Stock directly beneficially owned by SAC Associates, SAC Select and SAC MultiQuant;
     (iii) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to shares of Common Stock directly beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”);
     (iv) CR Intrinsic Investments with respect to shares of Common Stock directly beneficially owned by it;
     (v) Sigma Capital Management, LLC (“Sigma Capital Management”) with respect to shares of Common Stock directly beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); and
     (vi) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Associates, SAC Select, SAC MultiQuant, CR Instrinsic Investors, CR Intrinsic Investments, Sigma Capital Associates and Sigma Capital Management.
     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, CR Instrinsic Investments, Sigma Capital Management and Mr. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
     (b) The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) CR Intrinsic Investments is Box 174, Mitchell House, The Valley, Anguilla, British West Indies, and (iii) SAC Capital Management and Sigma Capital Management is 540 Madison Avenue, New York, New York 10022.
     (c) The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to a variety of private investment funds, including SAC Associates, SAC Select and SAC MultiQuant, and to control the investing and trading in securities by these private investment funds. The principal business of CR Intrinsic Investors is to serve as investment manager to CR Intrinsic Investments, and to control the investing and trading in securities by this private investment fund. The principal business of CR Intrinsic Investments is to serve as a private investment limited liability company. The principal business of Sigma Capital Management is to serve as investment manager to Sigma Capital Associates, and to control the investing and trading in securities by this private investment fund. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Capital Management and of certain other affiliated entities.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Sigma Capital Management are Delaware limited liability companies. CR Intrinsic Investments is an Anguillan limited liability company. Mr. Cohen is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:
     The Reporting Persons expended an aggregate of approximately $242,804,952 of investment capital to purchase the 6,171,830* shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Associates, SAC MultiQuant, CR Intrinsic Investments, SAC Select and Sigma Capital Associates in commingled margin accounts, maintained at Goldman Sachs & Co., Morgan Stanley & Co., and Credit Suisse First Boston, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.
Item 5. Interest in Securities of the Issuer.
Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of the close of business on July 25, 2008, the Reporting Persons beneficially owned an aggregate of 6,171,830* shares of Common Stock, representing approximately 6.9%* of the shares of Common Stock outstanding. The percentages used herein are based upon approximately 89,475,404 shares of Common Stock, which is based upon 44,737,702 shares outstanding as of April 28, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission (the “SEC”) on April 30, 2008, and a two-for-one stock split of those shares which took place on May 27, 2008 as reported by the Issuer in its report on Form 8-K filed with the SEC on May 5, 2008.
     SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management hold all investment and voting power with respect to securities held by SAC Associates, SAC MultiQuant and SAC Select. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Pursuant to an investment management agreement, Sigma Capital Management holds all investment and voting power with respect to securities held by Sigma Capital Associates. Mr. Cohen, through one or more intermediary holding companies, controls SAC Capital Advisors, SAC Capital Management, Sigma Capital Management and CR Intrinsic Investors. CR Intrinsic Investments is a wholly owned subsidiary of SAC Associates. By reason of the provisions of

Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors, SAC Capital Management, and Mr. Cohen may be deemed to own beneficially 1,296,630 shares of Common Stock (constituting 1.4% of the shares of Common Stock outstanding), each of Sigma Capital Management and Mr. Cohen may be deemed to own beneficially 900,000 shares of Common Stock (constituting approximately 1.0%* of the shares of Common Stock outstanding) and each of CR Intrinsic Investors and Mr. Cohen may be deemed to own beneficially 3,975,200* shares of Common Stock (constituting approximately 4.4%* of the shares of Common Stock outstanding).
     * Includes 150,000 shares of Common Stock subject to call options held by CR Intrinsic Investments.
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
     (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,296,630 shares of Common Stock, constituting 1.4% of such class of securities;
     (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,296,630 shares of Common Stock, constituting 1.4% of such class of securities;
     (iii) Sigma Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 900,000 shares of Common Stock, constituting 1.0% of such class of securities;
     (iv) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,975,200* shares of Common Stock, constituting 4.4%* of such class of securities;
     (v) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,975,200* shares of Common Stock, constituting 4.4%* of such class of securities; and
     (vi) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 6,171,830* shares of Common Stock, constituting approximately 6.9%* of such class of securities.
     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth on Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market transactions through various brokerage entities on the Nasdaq Stock Market.
     (d) No person other than SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, CR Intrinsic Investments, Sigma Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Associates, SAC MultiQuant, SAC Select, Sigma Capital Associates and CR Intrinsic Investments.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:
     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.
     As noted in Item 5 above, CR Intrinsic Investments holds call options to acquire an aggregate of 150,000 shares of Common Stock. Such options have an expiration date of August 16, 2008 and are included in the beneficial ownership amounts reported on this Schedule 13D.
     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has long economic exposure to 150,862 shares of Common Stock through such contracts. CR Intrinsic Investments has short economic exposure to 250,000 shares of Common Stock subject to put options through such contracts. Sigma Capital Associates has short economic exposure to 100,000 shares of Common Stock subject to call options. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.
Item 7. Material to be filed as Exhibits.
1.	Schedule A — Trading History

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2008

S.A.C. CAPITAL ADVISORS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

CR INTRINSIC INVESTORS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

CR INTRINSIC INVESTMENTS, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person